Exhibit 99.1

VOTING RESULTS FOR:	PETAQUILLA MINERALS LTD.

Contact Person:	Richard Fifer

Contact Telephone number:	604-694-0021

PETAQUILLA MINERALS LTD.
#410 – 475 West Georgia Street
Vancouver, B.C. V6B 4M9

ANNUAL GENERAL MEETING OF SHAREHOLDERS
(the “Meeting”)

held at the Fairmont Waterfront Hotel,
the Princess Louisa Room, 900 Canada Place Way,
Vancouver, BC, Canada
on Monday, November 29, 2010, at 10:00 a.m. (Vancouver time)

Report of Voting Results

In accordance with section 11.3, Voting Results, of National Instrument 51-102, Continuous Disclosure Obligations, set forth below is a brief description of the matters voted upon at the Meeting and the outcome of the vote:

The following matters were put to a vote by a show of hands:

	Brief Description of Matter	Outcome of Vote
1	To appoint Ernst & Young LLP as auditor of Petaquilla Minerals Ltd. (the “Company”)	Carried
2	To authorize the Directors to fix the remuneration to be paid to the auditor of the Company	Carried
3	To elect the following directors for the ensuing year or until their successors are elected or appointed: Raul Ferrer Richard Fifer David Kaplan David Levy	Carried

4	To consider and, if thought fit, to approve, with or without amendments, an ordinary resolution, confirming the Shareholder Rights Plan Agreement of the Company dated as of October 18, 2010	Carried without amendment
5

To consider, and if thought fit, to approve, with or without amendment, an ordinary resolution, approving an amended stock option plan for the Company, increasing the maximum number of shares that may be issued under the stock option plan from 10,700,000 to 12,500,000 shares

Carried without amendment